As filed with the Securities and Exchange Commission on May 10, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00301W105

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Asset Management, Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

(215) 405-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rose F. DiMartino

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                           A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

ANNOUNCES PORTFOLIO COMPOSITION

(Philadelphia, May 9, 2018) — Aberdeen Emerging Markets Equity Income Fund, Inc. (NYSE American: AEF), a closed-end equity fund, announced today its portfolio composition as of May 8, 2018.

The Fund is the consolidated entity resulting from the reorganizations of Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (“ABE”), Aberdeen Israel Fund, Inc. (“ISL”), Aberdeen Indonesia Fund, Inc. (“IF”), Aberdeen Latin America Equity Fund, Inc. (“LAQ”), Aberdeen Singapore Fund, Inc. (“SGF”), Aberdeen Greater China Fund, Inc. (“GCH”) and The Asia Tigers Fund, Inc. (“GRR”) into the Aberdeen Chile Fund, Inc. (“CH”).  Effective April 30, 2018, the consolidated fund was renamed and now trades on the NYSE American Exchange under the ticker symbol “AEF.”

The information provided details the portfolio composition following the preliminary realignment in the first week of trading under the new equity income strategy.  The Fund follows a multi-cap emerging markets equity income investment strategy that may utilize leverage(1) and seeks to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities.

On May 8, 2018, the Fund’s net assets amounted to US$836.8 million and the Fund’s NAV per share was US$9.41.

As of May 8, 2018, the portfolio was invested as follows:

Portfolio Composition	Percent of Net Assets
Financials	22.6%
Information Technology	20.2%
Telecommunications	11.6%
Consumer Staples	9.7%
Cash	8.8%
Materials	7.2%
Real Estate	6.3%
Consumer Discretionary	6.2%
Industrials	2.5%
Energy	2.3%
Utilities	2.1%
Health Care	0.5%

(1)  Leverage is not currently used.

Portfolio Composition	Geographic Exposure %
China	17.6%
India	12.5%
South Africa	7.5%
Hong Kong	6.7%
Taiwan	6.7%
Brazil	5.9%
South Korea	5.6%
Chile	4.4%
Indonesia	4.2%
Mexico	4.2%
Thailand	4.2%
Russia	3.3%
Turkey	3.1%
United States	2.8%
Czech Republic	1.9%
Poland	1.9%
Belgium	1.7%
Kenya	1.3%
Portugal	1.0%
Spain	0.8%
United Kingdom	0.8%
Israel	0.7%
Romania	0.4%
Singapore	0.4%
Italy	0.3%
Malaysia	0.1%

The Fund’s ten largest equity holdings as of May 8, 2018, representing 27.2% of net assets, were:

Stock	Percent of Net Assets
Tencent Holdings, Ltd.	6.2%
China Mobile Ltd.	3.0%
Samsung Electronics Co. Ltd., Preferred Shares	2.6%
Samsung Electronics Co. Ltd., GDR	2.5%
Taiwan Semiconductor Manufacturing Co. Ltd.	2.4%
China Resources Land Ltd.	2.3%
Taiwan Mobile Co. Ltd.	2.2%
FirstRand Ltd.	2.0%
Itau Unibanco Holding SA	2.0%
ITC Ltd.	2.0%

As previously announced, the Fund anticipates a tender offer, which together with a special distribution of capital gains, will aggregate up to a maximum distribution of 50%, and not less than 40%, of the net assets of the Fund post-consolidation.  The tender offer and special distribution could result in the changes to the composition noted above.

Important Information

Aberdeen Asset Management Inc. (the “Administrator”) has prepared this report based on information sources believed to be accurate and reliable.  However, the figures are unaudited and neither the Fund, the Administrator, Aberdeen Asset Managers Limited (the “Investment Adviser”), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.  The Investment Adviser and the Administrator are each a subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”).

The Fund has not commenced the tender offer described in this release. Any tender offer will be made only by an Offer for Repurchase or Offer to Purchase for Cash, a related Letter of Transmittal and other documents which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. Holders of Fund shares and Target Fund shares should read these documents once they are filed and become available because they will contain important information about the tender offer. These and other documents filed by the Fund will be available to investors for free both on the SEC’s website at http://www.sec.gov and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

Holdings are subject to change and are provided for informational purposes only and should not be deemed as a recommendation to buy or sell the securities shown.

If you wish to receive this press release electronically, please contact: InvestorRelations@aberdeenstandard.com

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